UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GMS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
36251C103
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36251C103	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard A. Whitcomb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,539,500 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,539,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,539,500 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.20% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)	Based on 40,942,905 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 36251C103	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Richard A. Whitcomb Revocable Trust dated May 13, 2004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,539,500 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,539,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,539,500 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.20% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 40,942,905 shares of common stock outstanding as of December 31, 2016.

Item 1 (a).  Name of Issuer:

GMS Inc.

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

100 Crescent Centre Parkway, Suite 800, Tucker, Georgia 30084, USA.

Item 2 (a).  Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):*

(i)	Richard A. Whitcomb; and
(ii)	The Richard A. Whitcomb Revocable Trust dated May 13, 2004, as amended (the “RAW Trust”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2017, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

*Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The address for each of Mr. Richard A. Whitcomb and the RAW Trust is:

c/o Lawrence H. Freiman, Esq.
Menden Freiman LLP
5565 Glenridge Connector, NE
Suite 850
Atlanta, Georgia 30342, USA

Item 2 (c).  Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Persons and is incorporated herein by reference for the Reporting Persons.
Item 2 (d).  Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2 (e).  CUSIP Number:

36251C103

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934.

Item 4.     Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for the Reporting Persons and is incorporated herein by reference for the Reporting Persons.

The RAW Trust is the record holder of the 2,539,500 shares of common stock reported in this Schedule 13G.  Richard A. Whitcomb is the sole trustee and a beneficiary of the RAW Trust.   In his capacity as sole trustee, Mr. Whitcomb exercises voting and dispositive power over the shares held by the RAW Trust, but disclaims beneficial ownership of such shares solely to the extent attributable to him in his capacity as trustee of the RAW Trust.

Item 5.     Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.     Identification and Classification of Members of the Group:

Not applicable.

Item 9.     Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017

/s/ Richard A. Whitcomb
Richard A. Whitcomb

THE RICHARD A. WHITCOMB REVOCABLE TRUST dated May 13, 2004, as amended

By:	/s/ Richard A. Whitcomb
Name: Richard A. Whitcomb
Title: Trustee